Exhibit 99.1

Copernic Inc. Announces Normal Course Issuer Bid

Montreal, Canada – November 11, 2008 – Copernic Inc., (the “Company”), (NASDAQ: CNIC), a leading software development company specializing in internet, desktop and mobile search products, is pleased to announce a normal course issuer bid under which it may purchase up to a maximum of 700,000 of its common shares, representing approximately 5% of the issued and outstanding common shares of the Company as of the date hereof.  Purchases under the normal course issuer bid may take place over a twelve month period commencing on the 17th day of November, 2008 and ending on the 16th day of November, 2009.  The Company reserves the right to discontinue its normal course issuer bid at any time.

Marc Ferland, President and CEO of Copernic Inc. said: “Although the Company’s financial capabilities are limited with cash and cash equivalents of $4.4 million at September 30, 2008, Company fundamentals are strong and, given current share price levels, we believe that the proposed repurchases represent a compelling opportunity”.

Purchases under the normal course issuer bid will be made through the facilities of the NASDAQ capital market in accordance with applicable regulatory requirements and the price paid by the Company for any such common shares purchased will be the market price of such shares at the time of acquisition. Common shares purchased under the normal course issuer bid will be cancelled.

About Copernic Inc.

Copernic Inc. specializes in developing, marketing and selling cutting-edge search technology, providing innovative home and business software products and solutions for desktop, web and mobile users, through its online properties, including www.mamma.com and www.copernic.com.

With its award winning Copernic Desktop Search® software search engine product, the Company brings the power of a sophisticated, yet easy-to-use search engine to the user’s PC. Additionally, Copernic Inc. provides both online advertising as well as pure content to its vast array of partnerships worldwide through its well established media placement channels. Copernic handles over one billion search requests per month and has media placement partnerships established not only in North America, but also in Europe and Australia.

More information can be found at www.copernic-inc.com.

Statements contained in this press release, which are not historical facts, are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks and uncertainties that can cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company’s filings with the Securities and Exchange Commission and the Ontario Securities Commission. The Company expressly disclaims and intent or obligation to update any description of the scope, focus or subject matter of the statements in this press release.

FOR MORE INFORMATION CONTACT:
Copernic Inc.
Marc Ferland
President and Chief Executive Officer
Telephone Toll Free:  (877) 289-4682 #139
Telephone Local:  (514) 908-4339
Email:  mferland@copernic.com
Website:  www.copernic-inc.com